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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

NewBridge Global Ventures, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

650 80W L05
(CUSIP Number)

J. Martin Tate, 299 S Main Street, Suite 1300, Salt Lake City,
Utah 84111, 801-534-4435
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 650 80W L05

1. Names of Reporting Persons. ELLEN GEE

I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group
(See Instructions)
(a) X


(b)


3. SEC Use Only

4. Source of Funds (See Instructions) 00

5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization CALIFORNIA


Number of Shares Beneficially by Owned by Each Reporting Person With

7. Sole Voting Power 7,750,000
8. Shared Voting Power
9. Sole Dispositive Power 7,750,000
10. Shared Dispositive Power
11. Aggregate Amount Beneficially Owned by Each Reporting
Person 7,750,000

12. Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)

14. Type of Reporting Person (See Instructions) IN